EXHIBIT 99.14
Notice to ASX/LSE

28 February 2022

Requisitioned resolution withdrawn

Rio Tinto gives notice, in accordance with ASX Listing Rule 3.17A.2, that the two requisitioned resolutions submitted by Market Forces for consideration at Rio Tinto Limited's 2022 Annual General Meeting in Melbourne, Australia on 5 May 2022 have been withdrawn by Market Forces on behalf of the shareholders who requisitioned those resolutions. These resolutions were originally set out in the notice to the ASX dated 20 April 2021.
The first resolution proposed an amendment to the constitution of Rio Tinto Limited to permit the company's members in general meeting to pass advisory resolutions. The second resolution requested disclosure by the company in relation to its risk threshold to Scope 3 emissions and the measures it will take to reduce this exposure.
Through constructive engagement, and ahead of the non-binding, advisory 'say on climate' resolution to be put to Rio Tinto's annual general meetings, Rio Tinto and Market Forces have worked together to improve the transparency of the intended outcomes of, and risk threshold within, the company's Scope 3 approach.
In reaching an agreement to withdraw the resolution, Rio Tinto recognises shareholder expectations continue to evolve with respect to climate reporting, and welcomes engagement by Market Forces and other shareholders on this issue.

Contacts	Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, UK
Illtud Harri
M +44 7920 503 600

David Outhwaite
M +44 7787 597 493

Media Relations, Americas
Matthew Klar
T +1 514 608 4429

Investor Relations, UK
Menno Sanderse
M: +44 7825 195 178

David Ovington
M +44 7920 010 978

Clare Peever
M +44 7788 967 877

Media Relations, Australia
Jonathan Rose
M +61 447 028 913

Matt Chambers
M +61 433 525 739

Jesse Riseborough
M +61 436 653 412

Investor Relations, Australia
Natalie Worley
M +61 409 210 462

Amar Jambaa
M +61 472 865 948

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